

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 12, 2008

By Facsimile and U.S. Mail

Mr. C. B. Stanley
President and Chief Executive Officer
Questar Market Resources, Inc
180 East 100 South Street
P.O. Box 45601
Salt Lake City, Utah 84145-0601

>   **Re: Questar Market Resources, Inc**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed on March 2, 2007**
>   **Form 10-Q for the Quarter Ended September 30, 2007**
>   **Filed on November 2, 2007**
>   **Response Letter Dated December 20, 2007**
>   **Response Letter Dated January 29, 2008**
>   **File No. 000-30321**

Dear Mr. Stanley:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief